

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-Mail
Paul Bork
Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Blvd.
Boston, MA 02210-2600

> **Re: Alere Inc.**
> **PREC14A filed June 7, 2013**
> **File No. 001-16789**

Dear Mr. Bork:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on June 7, 2013

Solicitation, page 4

1. You disclose that proxies will be solicited by mail, by telephone, personally and electronically. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2. If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

Election of Directors – Background to Potential Contested Solicitation, page 9

3. Provide additional background disclosure about any contacts you have had with Coppersmith leading up the filing of your proxy statement.

4. We note that you are nominating four new directors and are not re-nominating any incumbent directors whose terms will expire in 2013. Briefly explain why.

Form of Proxy Card

5. Please mark the form of proxy as preliminary and subject to completion. See Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions